Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
EARNINGS:

Income before income taxes and cumulative effect of accounting change	$196,162	$361,698	$67,140	$500,952	$804,926	$780,754
Interest expense (a)	86,256	98,321	111,280	147,817	161,990	157,570
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	—	—	409	(606)	(594)
Amortization of capitalized interest	1,226	1,784	1,804	2,519	4,620	6,615
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	3,669	4,022	4,962	4,254	5,728	6,368

Earnings	$287,313	$465,825	$185,186	$655,951	$976,658	$950,713

FIXED CHARGES:

Interest expense	$86,256	$98,321	$111,280	$147,817	$161,990	$157,570
Capitalized interest	2,452	4,719	4,976	13,041	36,240	54,758
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	3,669	4,022	4,962	4,254	5,728	6,368

Fixed Charges	$92,377	$107,062	$121,218	$165,112	$203,958	$218,696

Preferred Stock Dividends
Preferred Dividend Requirements	$8,484	$2,050	$10,117	$22,469	$39,506	$25,526
Ratio of income before provision for taxes to net income (c)	N/A	1.66	1.67	1.61	1.56	1.57

Subtotal – Preferred Dividends	$8,484	$3,411	$16,861	$36,240	$61,629	$40,076
Combined Fixed Charges and Preferred Dividends	$100,861	$110,473	$138,079	$201,352	$265,587	$258,772
Ratio of Earnings to Fixed Charges	3.1	4.4	1.5	4.0	4.8	4.3
Insufficient coverage	$—	$—	$—	$—	$—	$—
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.8	4.2	1.3	3.3	3.7	3.7
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.

(b)	Amortization of bond discount is excluded since it is included in interest expense.

(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.